THE ALGER AMERICAN FUND
111 Fifth Avenue
New York, New York  10003

March 13, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Michael L. Kosoff

Re:	The Alger American Fund (File Nos.: 811-5550, 33-21722)
Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger American Fund, yesterday we filed Post-Effective Amendment No. 30 (the “Amendment”) under the Securities Act of 1933, as amended (the “Securities Act”) to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a)(1) under the Securities Act.

The Amendment includes updated financial statements and certain non-material changes, and also includes changes to the principal strategy of Alger American Growth Portfolio.  The Amendment was filed pursuant to Rule 485(a)(1) under the Securities Act rather than Rule 485(b) under the Securities Act solely because of the changes to Alger American Growth Portfolio’s principal strategy, which are noted below:

“PRINCIPAL STRATEGY:  The following principal strategy is in effect through June 30, 2008:

The Portfolio focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management.  Under normal circumstances, the Portfolio invests primarily in the equity securities of companies that have a market capitalization of $1 billion or greater.

Growth Portfolio is hereby providing shareholders with notice of a new name and principal strategy.  Effective July 1, 2008 the Portfolio will be named the Alger American LargeCap Growth Portfolio.  Rather than representing a change in the Portfolio’s investment strategies, the new name and related policies will better reflect the Portfolio’s current actual investment practice.

From July 1, 2008, as now, the Portfolio will focus on growing companies that generally have broad product lines, markets, financial resources and depth of management.  Effective July 1, 2008 under normal circumstances the Portfolio will invest at least 80% of its net assets in equity securities of companies that, at the time of purchase of the securities, have a market capitalization equal to or greater than the market capitalization of companies included in the Russell 1000 Growth Index, updated quarterly as reported as of the most recent quarter-end.  This index is designed to track the performance of large-capitalization growth stocks.  At December 31, 2007, the market capitalization of the companies in this index ranged from $624 million to $527.7 billion.”

Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:	Hal Liebes, Esq.
Sharon Akselrod